VF9-3-02

02053006

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~27780~~

8-27480

SEC MAIL PROCESSING RECEIVED AUG 29 2002 WASH. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Smith Moore + Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Locust Street
(No. and Street)

St. Louis	Missouri	63102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Davidson (314) 421-5225
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey & Co., P.C.
(Name — if individual, state last, first, middle name)

104 West Adams Ave.	St. Louis	Missouri	63122
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas J. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

DONNA FREDERICK
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS CITY
MY COMMISSION EXP. APR. 26,2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, MOORE & CO.

(An S Corporation)

FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2002

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Hauk, Fasani, Ramsey & Company
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the statement of financial condition of Smith, Moore & Co. (an S corporation) as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2002 in conformity with generally accepted accounting principles.

Hauk, Fasani, Ramsey & Company, P.C.

HAUK, FASANI, RAMSEY & COMPANY, P.C.
Certified Public Accountants

August 24, 2002

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash	$	36,163
Receivable from brokers-dealers and clearing organizations		668,737
Receivable from customers		9,410,930
Receivable from officers		347,073
Securities owned, at market value:		
State and municipal government obligations		730,405
Corporate obligations		785
Stocks		743,405
Securities owned, not readily marketable, at cost		3,300
Memberships in exchanges, at book value (market value $2,550,000)		220,000
Other assets		443,662
Total assets	$	12,604,460

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable, bank	$	900,000
Payable to broker-dealers and clearing organizations		576,009
Payable to customers		6,705,624
Payable to officers		354,031
Accounts payable, accrued liabilities and expenses		242,037
Securities sold not yet purchased, at market value:		
Stocks		693,045
Total liabilities		9,470,746
Stockholders' equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued 20,700 shares of which 1,875 shares are held as treasury stock		20,700
Additional paid-in capital		1,226,927
Retained earnings		2,238,785
		3,486,412
Less: Treasury stock, at cost		352,698
Total stockholders' equity		3,133,714
Total liabilities and stockholders' equity	$	12,604,460

The accompanying notes are an integral part of this financial statement

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Smith, Moore & Co. is a securities broker/dealer and member of the New York Stock Exchange. Most of the Company's clients are individuals residing in the St. Louis, Missouri metropolitan area.

SECURITIES TRANSACTIONS - Securities transactions, and related revenues and expenses, are recorded on a settlement date basis, generally the third business day following the trade date. Accounting for securities transactions on a trade date basis would not result in a material change to the financial statements.

SECURITIES OWNED - Securities owned and securities sold not yet purchased, are valued at current market prices. Any unrealized gain or losses are reflected in revenues as principal transactions gains and losses.

EQUIPMENT AND FURNITURE - Equipment and furniture (included in other assets) with a net book value of $39,897 is carried at cost. Depreciation is computed using accelerated methods. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and improvements are capitalized.

SECURITIES HELD FOR CUSTOMERS - Values of securities held for customers are not recorded in the financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

2. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2002, consist of the following:

	Receivable	Payable
Deposits for securities borrowed	$ 535,600	
Securities failed-to-deliver/receive	13,966	$ 576,009
Due from/to clearing organizations	51,171	
Fees and commissions receivable	68,000	
	$ 668,737	$ 576,009

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS OR OFFICERS

Accounts receivable from and payable to customers or officers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request.

4. EQUIPMENT AND FURNITURE

Equipment and furniture consist of the following at June 30, 2002:

		Estimated Life
Computers and office equipment	$191,272	5 to 7 yrs.
Furniture and fixtures	9,072	5 to 7 yrs.
	200,344	
Less: Accumulated depreciation	160,447	
	$ 39,897	

Depreciation, using accelerated methods, charged to occupancy and equipment expense, was $19,637 during the fiscal year ended June 30, 2002.

5. NOTES PAYABLE – BANK

The Company has eight credit arrangements with U.S. Bank, N.A.. One agreement is secured by customer owned securities, five agreements are secured by securities owned by specific customers, one agreement is secured by officers' securities and one agreement is secured by Company owned securities. Each credit agreement requires interest at the Bank's

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

5. NOTES PAYABLE - BANK (Continued)

federal funds rate plus 1.00 percent. The notes are due on demand or, if no demand is made, then on September 30, 2002.

The loans outstanding at June 30, 2002 with the approximate market value of securities held as collateral were:

	Outstanding Amount	Value of Collateral	Maximum Loan Commitment
Customer owned securities	$ 0	$ 0	$ 10,000,000
Company owned securities	500,000	760,875	2,000,000
Specific customer owned securities	0	1,250,391	3,500,000
Officers' securities	250,000	406,023	1,500,000
Specific customer owned securities	0	771,754	3,000,000
Specific customer owned securities		1,151,983	1,000,000
Specific customer owned securities	150,000	1,834,566	3,500,000
Specific customer owned securities	0	1,010,750	1,000,000
	$ 900,000		

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space at two locations under long-term lease agreements classified as operating leases, which expire in March and June, 2003. The Company also has two long-term lease operating agreements on copy machines which expire in April, 2003 and September 2004. Minimum future rental payments as of June 30, 2002 for future years and in the aggregate are:

Year ended June 30,	Amount
2003	175,096
2004	2,589
2005	216
Thereafter	0
Total minimum future rental payments	$177,901

Rental expense for the items above was $172,133 for fiscal year 2002.

In addition, the Company is provided securities information services under annual contracts that expire in April and June each year. Payments of $99,218 were charged to operating expense in fiscal year 2002. The commitment is similar for the fiscal year 2003.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company has a contract for computer services extending for four years that began September 1, 2000. Payments under the contract are based on the volume of the Company's business with a minimum charge of $10,000 per month.

The Company is a defendant in issues incidental to its securities business. Management, after consultation with outside legal counsel, believes that resolution of any matter will not result in any material adverse effect on the Company's financial position.

7. RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees (SIMPLE) plan for eligible employees. The Company makes a matching contribution up to 3% of an employee's compensation. During the fiscal year ended June 30, 2002, Company contributions to the plan charged to operations were $81,622.

8. INCOME TAXES

The Company files its corporate income tax returns using a year ending December 31. The Company has elected to be treated as a Subchapter S corporation for federal and Missouri state income tax purposes. As a result, net taxable federal and Missouri income is reported and taxed on the returns of the individual stockholders. Included in other operating expenses are corporate taxes for St. Louis City, New York City and New York State.

9. CONCENTRATIONS OF CREDIT RISK

The Company maintains several checking accounts with local banks. The banks provide $100,000 of deposit insurance through the Federal Depositors Insurance Corporation. Amounts in excess of insured limits at June 30, 2002 were $395,899.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company's customer securities activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions is identical for unsettled or settled transactions and can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

9. CONCENTRATIONS OF CREDIT RISK (Continued)

Generally, account balances are secured by marketable securities controlled by the Company. Also, it is the Company's policy to review, as necessary, the credit standing of each counterparty and customer with whom the company does business.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the balance sheet.

10. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. The rule provides that aggregate indebtedness, as defined, may not exceed 1,500 percent (15 to 1) of net capital, as defined. The rule also provides that equity capital may not be withdrawn if the resulting relationship of aggregate indebtness to net capital would exceed 1,000 percent (10 to 1). At June 30, 2002 the Company's aggregate indebtedness was $8,777,701 and net capital was $2,552,472 for a percentage of aggregate indebtedness to net capital of 344 percent. The Company's net capital in excess of the minimum required was $1,967,292. The percentage of aggregate indebtedness to net capital may fluctuate on a daily basis.